THE ALLIANCE PORTFOLIOS							Exhibit 77C
811-5088


A Special Meeting of Shareholders of The Alliance Portfolios, Inc. was held on July 6, 1998. A description of each proposal and number of shares voted by all portfolios, including Alliance Alliance Growth Fund, at the meeting are as follows:

1.	To Elect Directors:	Shares Voted For	Withheld Authority
	Class Three Directors
	(term expires 2000)

	John D. Carifa	88,209,875	1,097,787
	Ruth Block	88,157,156	1,150,506
	Richard W. Couper	88,116,482	1,191,180
	William H. Foulk, Jr.	88,199,965	1,107,697
	Brenton W. Harries	88,159,545	1,148,116
	Donald J. Robinson	88,164,577	1,143,085

2.	To ratify the selection 	Shares	Shares Voted	Shares
	of PricewaterhouseCoopers  	Voted For	Against	Abstained
	LLP as the Funds'
	Independent auditors for
	the Funds' fiscal year
	ending April 30, 1998.	87,739,869	344,023	1,223,766